SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530
                                  ------------
Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211


                                                              November 30, 2006


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Michael Moran
                  Accounting Branch Chief

         Re:      bioMETRX, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 19, 2006 Form 10-QSB for Fiscal Quarter Ended June 30, 2006 File August 21, 2006 Form 8-K/A for the Period May 27, 2005 Filed September 1, 2005 File No.'s 000-15807

Ladies and Gentlemen:

         We write this letter on behalf of bioMETRX, Inc. ("bioMETRX" or the "Company") in response to your Letter of Comment dated October 5, 2006, relating to bioMETRX's above referenced filings.

         In response to your Letter of Comment, we have amended and filed bioMETRX's Form 8-K/A filed September 1, 2005, bioMETRX's Form 10-QSB for the Quarter Ended June 30, 2006 and its Form 10-KSB for the year ended December 31, 2005. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Part II

Item 5.  Market for Common Equity and Related Stockholder Matters, page 24

1. The one-for-four stock split occurred on March 14, 2006 and the reference to January 16, 2006 was a typographical error. We amended the 10-KSB on page 23 to reflect the proper date of March 14, 2006 as the date for the one-for-four stock split.

Securities and Exchange Commission
November 30, 2006
Page 2

2. We have revised the disclosure on Form 10-KSB for the fiscal year ended December 31, 2005 to provide information regarding "Securities Authorized for Issuance Under Equity Compensation Plans" as required by Item 201(d) of Regulation S-B.

Item 7.  Financial Statement, page F-1

Statement of Stockholder Equity, page F-5

3. The recapitalization effects in the Form 10-KSB with the pro forma combined amounts listed in Form 8-K/A reconcile as follows:

Pro forma effect of recapitalization per response to comment number 26       $   (317,937)
Additional Marketshare expenses incurred for the period 4/1/05 - 6/1/05          (  1,057)
                                                                             ------------
Effect of recapitalization per Form 10-KSB                                   $   (318,994)
                                                                             ============

4. The denominator does reflect the common shares issued by Marketshare Recovery, Inc. to recapitalize. Note 3 on page F-13 relating to loss per share will be revised in future filings as follows:

         Basic earnings (loss) per share is computed by dividing net income
(loss) by the weighted average number of shares of common stock outstanding during the period. The common stock issued and outstanding with respect to the pre-merger Marketshare stockholders has been included since January 1, 2004.

5. The shares retained by the shareholders of Marketshare Recovery, Inc. at the time of recapitalization are included in the shares reported as "effect of recapitalization". There were 399,425 Marketshare Recovery, Inc. post split shares issued and outstanding immediately preceding the merger.

6. The value of shares issued to settle the non-registration penalty to a related party is a cost of raising capital and therefore, in accordance with generally accepted accounting principals, has been charged against additional paid in capital. It is not a period cost.

7. Common stock purchase options valued in the aggregate of $847,500 are summarized as follows: (i) Employees - related parties $495,000 ($7.20 to $8.40 per share). These options were valued by taking the excess of market price of stock over exercise price. These options are being amortized over their respective one year service terms under the matching principal and we would have characterized cash paid for services in a similar manner. They have no forfeitability and performance conditions. Their exercise price is $.10 per share and they vest as follows:

Securities and Exchange Commission
November 30, 2006
Page 3

         Number of Options                         Vesting Date
         -----------------                     -----------------------
              25,000                              June 1, 2005
              25,000                              September 1, 2005
              12,500                              August 5, 2005
               6,250                              November 5, 2005
               6,250                              February 5, 2006

         (ii) Non-employees $352,500 ($4 and $4.04 per option). These options were valued using the Black-Scholes model. They are being amortized over their respective service terms under the matching principle. They have no forfeitability and performance conditions. Their exercise price is $.10 per share and they vested immediately.

Income Taxes, page 7-13

8. The amounts and expiration dates of net operating loss carryforwards is disclosed in Note 8, Income Taxes.

Note 5 - Stockholders' Deficit

Common Stock, page F-15

9. Mr. Kuhn purchased 46,667 units consisting of 5 shares of common stock and 1 common stock purchase warrant at $15 per unit for a total of $700,000. Accordingly, no value was attributed to the warrant as this was an equity transaction. This disclosure will be revised in future filings.

         The warrants have no net cash settlement provisions. Accordingly, paragraphs six through nine, 11 and 12 of SFAS No. 133, and paragraphs four and 12 through 32 of EITF 00-19 do not apply as this is not a derivative instrument.

10. The warrants with exercise prices ranging from $2.40 to $3.60 per share were all part of sales of Units consisting of common stock and common stock purchase warrants. Their trading prices however were all $3.65 per share.

         The warrants with an exercise price of $2 per share had an estimated value of $4.04 per share using the Black-Scholes pricing model. The value of these warrants granted to consultants were recorded as a period cost with a portion deferred.

Note 7 - Commitments and Contingencies, page F-21

11. The excess of fair value over exercise price was recognized as compensation expense and deferred compensation.

Securities and Exchange Commission
November 30, 2006
Page 4

Item 10. Executive Compensation, page 37

12. We have amended this table to include the market value, estimated at the time of the award, for the issuance of 125,000 common shares issued to Mr. Kang in accordance with Instructions to Item 402 (b)(2)(iii)(A) and (B) of Regulation S-B. We did not make the changes regarding Mr. Basile in that this option was not exercised during the fiscal year ended December 31, 2005.

Item 8A - Controls and Procedures, page 33

13. In accordance with Item 308(c) of Regulation S-B, we have revised this disclosure to delete the word "significant".

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Item 1.  Financial Statements (Unaudited), page 2

Condensed Consolidated Statement of Operations, page 4

14. This item was paid in the quarter ended June 30, 2006 with the issuance of 125,000 shares of common stock valued at $2.95 per share for a total of $368,750. There was no liability for this item at June 30, 2006.

15. The Company will prospectively disclose employee share-based payments in the same lines as cash compensation paid to employees as per SAB Topic 14.F. The Company intends to make additional supplemental disclosures as well.

Condensed Consolidated Statement of Cash Flows, page 5

16. Deferred compensation as of June 30, 2006 amounting to approximately $18,000 was related to awards issued prior to adoption of SFAS 123R. This amount will be fully amortized at September 30, 2006. The Company does not believe the pre 123R awards remaining at June 30, 2006 to be material and prospectively will comply with paragraph 74 of SFAS 123R in that regard.

Notes to Unaudited Condensed Consolidated Financial Statements, page 7.

Note 3 - Shareholders' Equity, page 8

17. The Company will prospectively disclose a description of the pertinent terms and provisions for other option and warrant arrangements including other applicable disclosures pursuant to paragraphs A.240 and A.241.

Securities and Exchange Commission
November 30, 2006
Page 5

Note 4 - Convertible Notes Payable, page 11

18. The Convertible Notes purchased in the private placement were characterized as liabilities since the Convertible Notes required a net investment (paragraph 6b, SFAS 133) and the common stock purchase warrants do not require a net cash settlement (paragraph 6c, SFAS 133). Therefore, the Units are not derivative instruments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 25

19. We have revised this disclosure to state that the Company has adopted SFAS No. 123(R) as of January 1, 2006 and we have discussed the estimates used in fiscal 2006 and other requirements of paragraph 84 of SFAS No. 123(R).

Item 3 - Controls and Procedures, page 27

20. We have revised the controls and procedures section to disclose the conclusions of the Company's principal executive and principal financial officers regarding the effectiveness of the Company's disclosure controls and procedures as of June 30, 2006.

21. We have also expanded and explained how the principal officers determined that disclosure controls and procedures are effective. The material weakness relates to the year ended December 31, 2004, prior to the acquisition of bioMetrx and the appointment of new management. We also disclosed whether the officers continue to believe the Company's disclosure controls and procedures were effective as of the end of the interim and annual reporting periods subsequent to December 31, 2004.

22. The material weakness related to the December 31, 2004 financial closing process that took place prior to the acquisition of bioMetrx, Inc. and the appointment of new management, accordingly management is not aware when the material weakness first began. We revised the disclosure accordingly.

23. We did not include a definition of disclosure controls and procedures.

Form 8-K/A Filed September 1, 2005.

24. The merger has been accounted for under the provisions of SFAS No. 141. The reference to APB No. 16 will be deleted and revised to SFAS No. 141 in future filings.

25. The 1.5 million shares were shares issued by bioMetrx pre merger during the period April 1, 2005 to June 1, 2005. They were not part of the recapitalization but were included as a pro forma adjustment in order to reflect the common shares issued and outstanding of bioMetrx as of the date of merger.

Securities and Exchange Commission
November 30, 2006
Page 6

26. Pro forma adjustment No. 4 has been revised as follows:

         Common Stock - bioMetrx                                    $     12,576
         Additional Paid-in-Capital - Marketshare                      1,902,954
         Additional Paid-in-Capital - bioMetrx                           305,361
                  Accumulated Deficit - Marketshare                 $  2,220,891

         The pro forma balance sheet has been revised to correctly reflect the recapitalization.

Pro Forma Condensed Consolidated Balance Sheet

27. A pro forma combined statement of operations for the year ended December 31, 2004 and three months ended March 31, 2005 has been included with historical basic and fully diluted earnings per share.

28. The Company did not incur any material transaction costs.

         We trust that the foregoing appropriately addresses the issues raised by your Letter of Comments dated October 5, 2006. If you have any additional comments, please address to them to me on behalf of the bioMETRX.

                                                        Very truly yours,

                                                        /s/ Joel C. Schneider

                                                        Joel C. Schneider

JCS/mr